Prenetics Global Ltd

Unit 701-706, K11 Atelier King’s Road

728 King’s Road, Quarry Bay

Hong Kong

September 5, 2023

VIA EDGAR

Mr. Al Pavot

Mr. Terence O’Brien

Mr. Nicholas O’Leary

Ms. Margaret Schwartz

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prenetics Global Ltd (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on May 1, 2023 (File No. 001-41401)

Dear Mr. Pavot, Mr. O’Brien, Mr. O’Leary and Ms. Schwartz,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on May 1, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Annual Report on Form 20-F for Fiscal Year Ended December 31, 2022

General

1.

We note your response to prior comment 1 and your proposed disclosure relating to the difficulties of serving process, bringing original actions based on U.S. securities laws in non-U.S. courts and enforcing U.S. judgments in non-U.S. courts, each as they relate to your directors and officers that reside outside of the U.S. Please expand this disclosure to disclose the same difficulties as it applies to your company, not just your officers and directors.

In response to the Staff’s comment, the Company respectfully proposes to include the referenced disclosure as follows in Part I. Item 3. Key Information, before section B of its future Form 20-F filings (with additions to the Company’s response to prior comment 1 underlined), subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

September 5, 2023

Enforceability of Civil Liabilities

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations outside of the United States, and a majority of our directors and executive officers reside, outside of the United States.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands, and we conduct a majority of our operations through our subsidiaries outside of the United States. Substantially all of our assets are located outside the United States. It may be difficult for investors to effect service of process within the United States upon us and/or our directors or officers who reside in Hong Kong or outside the United States, to bring original actions in Hong Kong or outside the United States based on the securities laws of the United States against us and/or our directors or officers who reside in Hong Kong or outside the United States, or to enforce judgments obtained in the United States courts against us and/or our directors or officers in Hong Kong or outside the United States.

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned by phone at +852 2210 9588 or via email at danny@prenetics.com.

Very truly yours,

/s/ Yeung Danny Sheng Wu
Yeung Danny Sheng Wu

cc:	Lo Hoi Chun (Stephen), Chief Financial Officer, Prenetics Global Limited